
September 13, 2022

Chang-Hyuk Kang
Chief Executive Officer
Hanryu Holdings, Inc.
160, Yeouiseo-ro
Yeongdeungpo-gu, Seoul
Republic of Korea 07231

> **Re: Hanryu Holdings, Inc.**
> **Amendment No. 2 to Draft Registration Statement on Form S-1**
> **Submitted August 25, 2022**
> **CIK No. 001911545**

Dear Mr. Kang:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. References to our prior comments refer to our letter dated June 24, 2022.

Amendment No. 2 to Draft Registration Statement on Form S-1

Prospectus Summary, page 3

1. We note your revised disclosure in response to prior comment 1. Please also include these disclosures on page 3 when you first discuss the FANTOO platform.

2. We note your response to prior comment 2 regarding the size and nature of your user base of the FANTOO platform. Although your user base increased from 700,000 to four million users, you indicate that you do not generate any revenue from the FANTOO platform. Please explain why your user base increased rapidly, yet you have not been able to generate revenues from such an increase. Additionally, provide detail as to your

growth in specific markets or geographic areas. For example, clarify if you believe the growth in users was related to the issuance and sales of KDC and the resulting interest in your platform from cryptocurrency enthusiasts. Also, if you do not yet generate user-to-user sales on your platform, please describe how your users, particularly your new users, are engaging with your platform. Further, please clarify whether the ownership of KDC or KDG is similar to the geographic distribution of your user base.

3. We note your response to prior comment 3 regarding your market opportunity, particularly noting that China represents the largest potential market with over 85 million K-Culture fans. China is not listed as one of your largest geographic areas for your users, yet, you also indicate that China is an excluded jurisdiction for downloading the FANTOO Wallet. Please identify all material excluded jurisdictions and specify the percentage or number of users that you have in China. To the extent that you are unable to monetize the Chinese market due to cryptocurrency restrictions or regulatory restrictions such as data privacy rules and censorship, please clarify here and in an appropriate risk factor.

4. We note your responses to prior comments 4 and 21 regarding your KDC and the subsequent divestiture of your KDC operations to an "unaffiliated and unrelated third party" called Kingdom Coin Holdings ("KDC Foundation") pursuant to a June 22, 2022 Divestiture Agreement. Please provide the following information about this transaction:
   • Describe the material terms of the Divestiture Agreement and file it as an exhibit.
   • Provide more information about the nature and business of the KDC Foundation and any relationship between the Foundation and your significant investors, management or employees.
   • Clarify when and how the KDC Foundation was created, and why you believe it is an unaffiliated and unrelated party.
   • Disclose the location of its principal executive offices, management, and principal operations.
   • Clarify whether KDC Foundation paid any consideration for its nearly 300 billion KDC and if there are any restrictions on the sale or transfer of its KDC.
   • Clarify whether KDC Foundation intends on mining additional KDC that can be exchangeable into KDG.

Selected Risks Related to our Business, page 6

5. We note your revisions regarding the history of net losses. Please revise to also disclose the net loss for the years ended December 31, 2021 and 2020.

Risk Factors, page 14

6. We note your response to prior comment 7. Clarify how the divestiture will curb the ability of investors or holders of KDC from speculating in KDG within or outside your FANTOO eco-system.

Key Performance Indicators, page 46

7. We note your revised disclosures in response to comment 9. Please further revise to explain what an "account" and an "active account" are and how they relate to a registered user and monthly active user, which you define as a unique user who accesses the app during the prior 30 days of the period. To the extent your metric represents the number of accounts and monthly active accounts, please consider renaming your measure of MAU accordingly.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Comparisons of the Years Ended December 31, 2021 and 2020
Revenue, page 50

8. Revise to remove the reference to accounting for non-cash consideration or explain to us, and clarify in the disclosures, why such reference is relevant here.

Liquidity and Going Concern, page 53

9. You state that you believe your cash on hand will sustain operations until December 31, 2022. Considering your historical operating costs and current obligations, please tell us how you made this determination as cash and cash equivalents were only $11,756 as of June 30, 2022, or revise your disclosures as necessary.

The FANTOO Ecosystem, page 62

10. We note your responses to comment 15 and second bullet point of comment 51. Please add risk factor disclosure addressing (i) the potential consequences under the U.S. federal securities if the offers and sales of KDC were not conducted pursuant to an available Securities Act exemption under the U.S. federal securities laws, (ii) your reliance on third parties to prevent offers and sales in the United States and to U.S. persons, and (iii) the risks that the policies and procedures of these third parties may not have been be effective/sufficient to prevent such offers and sales or that persons may have been be able to circumvent such policies and procedures.

11. We note your response to comment 49. Please confirm, if true, that while KDG is available in the United States and to U.S. persons it has a fixed value within the platform and cannot be transferred outside the platform. In addition, please confirm, if true, that persons in the United States and U.S. persons cannot exchange KDG for KDC. Further, if the latter is true, please explain the policies and procedures and/or programming that you have implemented to prevent such exchange and provide appropriate risk factor disclosure addressing the related risks.

12. We note that holders of KDG can exchange it for KDC in certain jurisdictions. Please explain whether holders may transfer KDC into the United States or to U.S. persons following such exchange. If not, please explain the policies and procedures and/or programming that prevent such transfers.

13.   We note your response to prior comment 18 regarding the mining of 300 billion KDC, your exchange of 348,679,380 KDC to your debtholders for the extinguishment of $9.4 million of your debt, and the transfer of the remaining 299,651,320,620 KDC to KDC Foundation. Please cross-reference your detailed disclosure on pages F-23 and F-54 regarding these transactions. Further, clarify that the KDC was valued at approximately $0.027 for the debt extinguishment while the current market value of KDC is much less than that amount and much less than the current value of KDG (100 Korean Won per KDG).

14.   We note your response to prior comment 23 regarding the use of your FANTOO wallet and its ability to store both KDG and KDC. Please clarify whether you have the ability to track and quantify the total number of KDG and KDC stored in your FANTOO wallets and if so, please quantify the amounts of each.

15.   We note your response to prior comment 22 regarding blockchain technology and the mechanics of your "Fandom chain" for both your KDG and KDC. Since KDC has not been eliminated from your eco-system, please clarify how blockchain is used to create, maintain and transfer both KDG and KDC. We note that you reference the use of the Ethereum ERC-20 public blockchain with respect to KDC in your response to prior comment 16, but it is not mentioned in the prospectus. To the extent that KDG or KDC uses blockchain technology and it is a material aspect of how your FANTOO eco-system operates, or will operate, please discuss the material risks involved with using and securing transactions with this technology.

Description of Securities, page 88

16.   We note your response to prior comment 25 regarding your exclusive forum provision that provides certain proceedings to be litigated before the Delaware Court of Chancery, or if it does not have jurisdiction, the District of Delaware at the United States District Court. Your revised disclosure on page 89 indicates that the exclusive forum provision will not apply to cases involving claims under the Securities Act and Exchange Act. We note however, your certificate of incorporation and your risk factor on page 37 does not reflect these exceptions. Please revise accordingly.

Unaudited Financial Statements for the Six Months Ended June 30, 2022 and 2021
Condensed Consolidated Balance Sheets, page F-2

17.   Please revise your reference to the issued and outstanding shares to reflect the shares outstanding at June 30, 2022 and December 31, 2021 and ensure such amounts agree to shares outstanding as per the consolidated statements of changes in stockholders' equity. Similar revisions should be made to your audited balance sheets, as necessary.

Notes to Condensed Consolidated Financial Statements
Note 1 - Nature of Operations and Basis of Presentation, page F-8

18.   You disclose that on June 22, 2022 you divested all KDC holdings and terminated all crypto-currency-related activity pursuant to a Business Transfer Agreement between HBC and an unaffiliated and unrelated third party, whereby you no longer own any KDC, and no longer conduct or control the operations, issuances, or sales of KDC. Please revise here to describe further the terms of the Divestiture Agreement. At a minimum, disclose the consideration received and how it is reflected in the financial statements. Also, tell us how you accounted for this transaction and specifically address your consideration of the guidance in ASC 205-20-45. Further, tell us and revise to disclose whether you have any obligation to the current holders of KDC as a result of this arrangement.

Consolidated Financial Statements, page F-30

19.   We note from your response to prior comment 27 that a member of your accounting team is a certified public accountant. Please tell us when this individual was hired and what role she plays in preparing your financial statements and evaluating your internal control over financial reporting. Also, tell us the status of her CPA renewal process and describe further to us her experience in preparing financial statements in accordance with U.S. GAAP and evaluating companies' internal controls. In addition, we note that you have relied on two accounting firms for the preparation of your financial statements and evaluation of your controls. Please revise your risk factor disclosures on page 35 to disclose that you currently rely on two accounting firms to prepare your financial statements and clarify that management is responsible for maintaining and evaluating controls over the flow of information to and from third-party service providers.

Notes to Consolidated Financial Statements
Note 2 Significant Accounting Policies
Revenue Recognition, page F-38

20.   We note your response to prior comment 35, however, the disclosure regarding the extinguishment of debt is still in the revenue recognition policy. As previously requested, please remove this disclosure from your revenue recognition discussion or explain to us, in detail, why you believe this transaction relates to revenue. Similar revisions should be made to your disclosures on page F-10.

21.   We note your revised disclosure in response to prior comment 34. Please revise further to specifically discuss the nature of the online products sold by K-Commerce as well as how and when revenue for such sales is recognized. Similar revisions should be made to your disclosures on page F-10.

Earnings (Loss) per share, page F-40

22.   We note your revised disclosure in response to prior comment 37. As previously requested, please explain why loss on sale of investments and gain on sale of warrants are excluded from your calculations of earnings (loss) per share and provide the specific accounting guidance considered. Alternatively, remove such disclosure both here and page F-11 and revise your loss per share calculation for the year ended December 31, 2020 accordingly. In addition, revise to include a reconciliation of the numerator and denominator for both the basic and diluted per share calculations. Refer to ASC 260-10-50-1.

Income Taxes, page F-40

23.   We note your revised disclosure in response to prior comment 38. As previously requested, please further revise to provide the disclosure requirements of ASC 740-10-50. In this regard, include the components of the deferred tax liabilities, deferred tax assets and valuation allowance as of each period presented, as well as a reconciliation of the reported amount of income tax expense for the years presented to the amount of income tax expense that would result from applying the applicable statutory tax rates to pretax income or loss. The estimated amount and the nature of each significant reconciling item should also be disclosed.

Note 3. Acquisition
Acquisition of RNDeep Co., Ltd, page F-42

24.   Your revised disclosure in response to prior comment 39 includes a list of shareholders who received HBC shares in the RnDeep acquisition, which includes Sprots Seoul Co. Ltd.'s holding 45.65%. However, Article 3 of the Merger Agreement in Exhibit 2.1 notes Hanryu Times Co., Ltd. (Hanryu Times) as the holder of 45.65% of such shares. Please explain the inconsistency and revise. Also tell us who owned all of the shares of RnDeep prior to the merger, when and from whom Hanryu Times acquired their shares, and how you accounted for such transaction. If Hanryu Times, your wholly owned subsidiary, owned such shares prior to the RnDeep merger, tell us how that was considered in your accounting for the merger. As it would appear to indicate that you held a 94.6% interest in RnDeep at the time of this transaction. Lastly, explain to us who Sprot Seoul Co., Ltd. is, whether there is any relationship between Sprot, the company, or any of the officers and directors of Sprot, Hanryu or RnDeep and when they acquired the shares of RnDeep.

25.   Please clarify the date that the RnDeep merger was consummated. In this regard, you previously disclosed that this merger was consummated on May 30, 2021, which also agrees to Article 6 of the Merger Agreement filed as Exhibit 2.1. Tell us why your current disclosures do not agree to the filed Merger Agreement. Also, explain in detail how you determined the date of acquisition. Refer to ASC 805-10-25-6 and 25-7.

26.   You state in your response to prior comment 40 that management is responsible for determining the fair value of identifiable intangible assets acquired in the RnDeep acquisition. Given your continued focus on the FANTOO platform, please tell why you did not allocate any of the purchase price to technology acquired from RnDeep. In this regard, you state on page F-35 that as a result of the RnDeep Acquisition you acquired the underlying technologies for the Fandom Chain and the AI that powers many of FANTOOs features. Alternatively, explain further the strategic purpose of this acquisition and revise your disclosures throughout to clarify as necessary.

Acquisition of K-commerce, page F-44

27.   We note your revised disclosures in response to prior comment 29. Please revise your disclosures on page 10 to clarify that the consideration paid in exchange for a 50.8% voting interest was the extinguishment of a short-term loan to K-commerce as you state here. Also, revise throughout to clarify that K-commerce was previously 100% owned by your CEO and CMO.

Acquisition of Marine Island Co., Ltd., page F-45

28.   You state in response to prior comment 30 and in your revised disclosures that you acquired certain asset and liabilities of Marina Island Co., Ltd. for cash consideration of $270,530 and that the fair value of the net assets acquired was $231,095. It is unclear how you determined that this transaction resulted in a gain on bargain purchase when the consideration paid was in excess of the fair value of the net assets acquired. Please further explain or revise.

Note 9 - Investments, page F-48

29.   We note your response to prior comment 43. Please explain further how you determined that the Midas AI investment was not a related party transaction and specifically address why you believe that Midas is not a principal owner in the company. In this regard, it appears that Midas Investment holds 14.67% of the company's outstanding voting common stock. Refer to ASC 850-10-05-3(d). Also, tell us, and revise to disclose, the status of this investment and how the balance was reduced to zero at June 30, 2022.

30.   You disclose that you accounted for the "Seoul Marina (Bond, Right Management)" of $2,935,658 by applying ASC Topic 320, and recorded such amount as "other investments" by the cost method. However, based on your response to prior comment 42, this appears to represent the right to use the Seoul Marina facilities for 10 years. Please tell us why this is considered an investment and how you applied ASC 320. Further, tell us how you considered whether this asset should be amortized over the 10 year period during which you have the right to use such space. Also, tell us why you have included Seoul Marina Co, Ltd in your organization chart on page 60 or revise as necessary.

General

31.   We acknowledge your response to prior comment 50 and we request that you revise and restate your analysis to provide further detail regarding whether the Company is an "investment company" as defined in Section 3(a)(1) of the 1940 Act.

- For example, we note that you did not provide the staff with an unconsolidated balance sheet with asset values determined in accordance with Section 2(a)(41) of the 1940 Act as of a recent date. Please provide this balance sheet with values as of June 30, 2022, or the most recent calendar quarter preceding your next amendment. As part of that balance sheet, we request that you: (i) itemize what is included as a cash item and the value for each cash item individually; and (ii) provide a detailed breakdown of any cash equivalents.
- We also note that your analysis of the Company's assets represented by its subsidiaries does not address whether any "investment securities" (as such term is defined in Section 3(a)(2) of the 1940 Act) are held by any subsidiaries, or where the $4,630,957 in investments disclosed on the 12/31/2021 balance sheet are held. Your analysis also omits any discussion of Seoul Marina Co., Ltd., which you disclose to be a minority-owned subsidiary. Please ensure that your revised analysis addresses all of the Company's subsidiaries, as well as whether each subsidiary is an "investment company" as defined in Section 3(a)(1) of the 1940 Act, and considers all of the assets that are disclosed on your balance sheet as investments in the current financial statements.

32.   We note your response to prior comment 23 stating that the Company intends to hold KDG in inventory for, among other reasons, exchange for KDC. We also note the disclosure on page 47 regarding the your expectations of "receiving commissions from transactions that occur within our FANTOO Wallet, which may include, without limitation, exchanges of KDC to KDG, and KDG to KDC" and the possibility of exchanging additional currencies in the future.

- Please advise us as to whether: (i) the Company has any plans to sell or convert its holdings or new issuances of KDG to KDC or other currencies; and (ii) whether any other currencies that may be exchanged in the FANTOO Wallet are securities under the 1933 Act and the 1940 Act.
- If any currency that may be exchanged through the FANTOO Wallet and generates commissions for the Company is a security under the 1933 Act or the 1940 Act, please advise the staff how this impacts your analysis regarding whether you are an "investment company" as defined in Section 3(a)(1) of the 1940 Act.

33.   We note your response to prior comment 51 and respectfully disagree with your assertion that the Company does not need to provide an analysis of whether KDC is a security under the 1933 Act and the 1940 Act. Accordingly, we reissue our previous comments with respect to KDC:

- Tell us whether you maintain an inventory of KDC. If so, please supplementally advise how you account for KDC on your balance sheet.
- Please provide your analysis as to whether KDC is a security as defined in the 1933 Act and the 1940 Act.
- If you consider KDC to be a security as defined in the 1933 Act and the 1940 Act, please supplementally advise the staff whether the Company could be considered to be engaged or primarily engaged in the business of trading in securities. *See* Sections 3(a)(1)(A) and 3(a)(1)(C) of the 1940 Act.

You may contact Melissa Kindelan, Senior Staff Accountant, at (202) 551-3564 or Kathleen Collins, Accounting Branch Chief at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551-3297or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Daniel Rumsey, Esq.